Exhibit 99.1

China Finance Online Co. Limited

Room 610B, 6/F Ping’an Mansion,
No. 23 Financial Street,
Xicheng District, Beijing, 100032, China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 12, 2005

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of China Finance Online Co. Limited, or the company, will be held on June 12, 2005 at 10:00 a.m., Beijing time, at our offices located at Room 610B, 6/F Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing, 100032, China, for the following purposes:

1.	To re-elect Hugo Shong and Ling Wang as directors to serve for the ensuing two years and until their successors are elected and duly qualified.

2.	To approve and ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the company for a term ending on the date of our next annual general meeting to be held in 2006 and to authorize the board of directors to determine their remuneration.

3.	To consider and approve the audited consolidated financial statements for the fiscal year ending or as of December 31, 2004 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law, which can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp or through the Securities and Exchange Commission (SEC)’s website at www.sec.gov, starting from April 29, 2005.

4.	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, by considering and, if thought fit, passing the following as ordinary resolutions.

“ORDINARY RESOLUTION

THAT the exercise by the board of directors of all the powers of the company (a) to allot, issue or deal with additional ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the relevant period, and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the relevant period, be and are hereby generally and unconditionally approved.

For purposes of this ordinary resolution, “relevant period” means the period from the passing of this ordinary resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the company;

(ii) the expiry of the period within which the next annual general meeting of the company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and

(iii) any revocation or variation of the authority given to the board of directors under these ordinary resolutions by an ordinary resolution of the company’s shareholders in an annual or extraordinary general meeting of the shareholders.”

5. To consider and, if thought fit, approve the change of the company’s Chinese name from “” to
“” by passing the following as a special resolution:

“SPECIAL RESOLUTION

THAT, the Chinese name of the company be changed to “” with effect from the date of issuance of the relevant certificate of incorporation on such change of name, but that the English name of the company shall remain unchanged.”

6.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ending December 31, 2004, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the Securities and Exchange Commission (SEC)’s website at www.sec.gov, starting from April 29, 2005. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on April 27, 2005 (New York City time) are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS

Jun Ning
Chairman of the Board of Directors
and Chief Executive Officer

Beijing, China PRC

April 29, 2005

YOUR VOTE IS IMPORTANT

TO ENSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.

IF YOU ARE A HOLDER OF OUR ADRs, THE DEPOSITARY HAS SET JUNE 6, 2005 AS THE DEADLINE FOR YOU TO SUBMIT YOUR VOTING INSTRUCTION CARD DIRECTING THE DEPOSITARY TO VOTE THE ORDINARY SHARES REPRESENTED BY YOUR ADSs.

CHINA FINANCE ONLINE CO. LIMITED

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 12, 2005 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at Room 610B, 6/F Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing, 100032, China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about April 29, 2005.

Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ending December 31, 2004, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the Securities and Exchange Commission (SEC)’s website at www.sec.gov, starting from April 29, 2005.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Sam Qian, our president and chief financial officer, if you hold our ordinary shares, or to JPMorgan Chase Bank if you hold American Depositary Shares, or ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on April 27, 2005 (New York City time) are entitled to vote at the annual general meeting. Our ordinary shares underlying our ADSs are included for purposes of this determination. As of April 14, 2005, 99,329,933 of our ordinary shares, par value HK$.001 (US$.00013) per share, were issued and outstanding, of which 31,600,000 ordinary shares were represented by 6,320,000 issued and outstanding ADSs. The presence of at least one ordinary shareholder in person or by proxy and representing at least 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each ordinary share outstanding on April 27, 2005 (New York City time) is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by registered holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1, 2, 3, 4 and 5 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Any registered holder of ordinary shares entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on such registered holder’s behalf. A proxy need not be a shareholder of the company.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, as depositary of the American Depositary Shares, or ADSs, is required under the Deposit Agreement we entered into with it to mail to all holders of ADRs, after it has received notice of the annual general meeting, a notice stating (a) such information as contained in the notice it has received from us, as well as any solicitation materials and other accompanying materials, (b) that each such holder as of April 27, 2005 (New York City time) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs and evidenced by such holder’s ADRs, (c) the manner in which such instructions may be given.

Upon receipt of instructions from holders of ADRs on or before June 6, 2005 and in the manner required and described in the notice sent to such holders, the depositary will, at the annual general meeting on June 12, 2005, endeavor to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with such ADS holders’ instructions. The depositary will not itself exercise any voting discretion in respect of any ordinary shares that are represented by the ADSs.

To the extent such instructions are not received by JPMorgan Chase Bank as depositary of ADSs from any holder of ADRs on or before June 6, 2005 or in the manner required, we understand from the depositary that the depositary will deem such holder to have instructed the depositary to give a discretionary voting proxy to Mr. Jun Ning, our chief executive officer, a person designated by us to receive voting proxies, with full power to exercise such holder’s voting rights under such ADSs’ underlying ordinary shares.

JPMorgan Chase Bank and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

Deadline for Shareholder Proposals

Because we are a foreign private issuer, we are not subject to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, which governs shareholder proposals. Shareholder proposals must comply with our Amended and Restated Articles of Association.

Under our articles, a shareholder proposing to move a resolution at an annual general meeting shall submit a request in writing for such resolution to our principal place of business at Room 610B, 6/F Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing, 100032, China, or to our registered office at 8/F Unit C, East Wing, Sincere Insurance Building, 4-6 Hennessy Road, Hong Kong, to the attention of Mr. Sam Qian, our president and chief financial officer, setting forth the resolution to be proposed, at least 120 days before the anniversary of our most recent annual general meeting, and shall in all other respects comply with Section 115A of the Hong

Kong Companies Ordinance. Accordingly, a shareholder proposing a resolution at our next annual general meeting in 2006 shall submit a written request to Mr. Sam Qian on or before February 12, 2006. In addition, Section 115A of the Hong Kong Companies Ordinance requires that the shareholder (or shareholders) proposing to move a resolution must hold at least 2.5% of our voting ordinary shares or represent 50 registered holders of our ordinary shares with an average paid up nominal value of HK$2,000 per shareholder. The shareholder should also provide us with a statement of not more than 1,000 words with respect to the proposed resolution, and must in addition bear the expenses associated with moving the proposed resolution and deposit with us a sum that we determine is reasonably sufficient to meet our expenses in giving effect to the proposal.

PROPOSAL 1

ELECTION OF DIRECTORS

We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into two classes, with half of the board of directors, excluding the chief executive officer, standing for election every two years. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Accordingly, our directors, excluding the chief executive officer, hold office until the second annual general meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board of directors is currently comprised of five members. Excluding our chief executive officer, two of our five directors having served the longest are required to stand for re-election at the 2005 annual general meeting.

Our board of directors, at the recommendation of our nominations committee, has nominated two current directors for re-election at the 2005 annual general meeting. Each nominee, if elected, would hold office for two years and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Each of the nominees has been previously elected by our shareholders. Our Amended and Restated Articles of Association presently authorize up to nine board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. Our board of directors has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of June 12, 2005 and their principal positions with our company are as follows:

Name	Age	Position
Hugo Shong	49	Director
Ling Wang	42	Director(1)

(1)	Member, audit committee, compensation committee and nominations committee

Directors Nominated for Election at the Annual General Meeting

Hugo Shong has served as our director since May 2004. Mr. Shong has been a senior vice president of International Data Group, Inc., or IDG, since 2001, the president of IDG Asia since 1995, a director of IDG Technology Venture Investment, Inc., or IDGVC, since 1994, and a member of IDG Technology Venture Investments, LLC, the general partner of IDG Technology Venture Investments, LP, since 2000. Both IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP are shareholders of our company. Mr. Shong has headed a number of operations for IDG including in information technology, publishing, market research and tradeshows in the Asia Pacific region. Mr. Shong graduated from Hunan University with a Bachelor of Arts degree in English, followed by a Master of Science degree from the Boston University College of Communications.

Ling Wang has served as our director since May 2004. Mr. Wang is the chairman and chief executive officer of GCTech Company Limited, a company that provides systems integration and software development services to the telecommunications industry, which he founded in 1994. Since 2003, he has been a director of Tiantian Online Co., Ltd., a provider of broadband Internet audio-visual programs (or Internet TV) in the PRC. Mr. Wang graduated with a Bachelor of Science degree in Mathematics from the University of Science and Technology of China, and also has a Master of Science degree in automation control from the Beijing Institute of Information Control.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per ordinary share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of our company.

Meetings and Committees of the Board of Directors

During the year 2004, our board of directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all meetings of our board of directors and its committees on which he or she served after becoming a member of our board of directors. Our directors may and in the past have passed resolutions by unanimous written consent in lieu of holding a board meeting. In 2004, our independent directors, without the presence of any director other than the independent directors, met in person or passed resolutions by unanimous written consent two times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Our board of directors has three committees: the audit committee, the compensation committee and the nominations committee. Messrs. Kheng Nam Lee, Ling Wang and Fansheng Guo are currently the members of the audit committee. Messrs. Ling Wang and Fansheng Guo are also currently the members of the compensation committee and the nominations committee.

Audit Committee

Our audit committee is responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

In 2004, our audit committee met in person or passed resolutions by unanimous written consent two times. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act. Our board of directors has also concluded that Mr. Kheng Nam Lee meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission (SEC). Our board of directors has adopted an audit committee charter which is available at our website at www.chinafinanceonline.com/investor/governance.asp.

Compensation Committee

Our compensation committee is responsible for:

•	determining and recommending the compensation of our chief executive officer;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers and other employees;

•	reviewing and determining stock-based compensation for our directors, officers, employees and consultants;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company. Our board of directors has adopted a compensation committee charter which is available at our website at
www.chinafinanceonline.com/investor/governance.asp.

Nominations Committee

Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors. Our board of directors has adopted a nominations committee charter which is available at our website at www.chinafinanceonline.com/investor/governance.asp.

Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).

Compensation of Directors

In 2004, we granted our non-executive directors, in the aggregate, options representing the right to purchase 400,000 ordinary shares. Other than the foregoing option grants, we did not pay any other compensation to our non-executive directors in 2004.

In 2004, we paid aggregate cash compensation of approximately $126,870 to our directors and executive officers as a group. In 2004, we granted to selected directors, officers, employees and individual consultants and advisors options to acquire an aggregate of 5,688,488 ordinary shares, and we granted additional options to purchase an aggregate of 4,353,000 ordinary shares in February 2005. Unvested options to purchase 25,000 ordinary shares were returned to the pool of our ungranted options upon resignation of two employees holding such options in December 2004. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer, chief financial officer and chief operating officer.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Hong Kong law, our charter documents or other applicable law, our directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence, intentional malfeasance, bad faith act, or other transactions from which the director may not be relieved of liability under applicable law. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

PROPOSAL 2

APPROVAL AND RATIFICATION OF INDEPENDENT AUDITORS

Our board of directors delegates to our audit committee the express responsibility and authority to be solely and directly responsible for the appointment, compensation, retention, evaluation, and oversight of the work of the independent auditors. Our audit committee recommends that shareholders approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for the term beginning on the date of this annual general meeting, June 12, 2005 and continuing until the next annual general meeting to be held in 2006. Simultaneously, the audit committee recommends that shareholders ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for the current term beginning October 1, 2004 and ending September 30, 2005.

In the event our shareholders fail to approve and ratify the appointment, our audit committee will reconsider its selection. Even if the selection is approved and ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 2.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
APPROVAL AND RATIFICATION OF THE APPOINTMENT OF
DELOITTE TOUCHE TOHMATSU CPA LTD.
AS OUR INDEPENDENT AUDITORS
FOR THE TERM ENDING AT THE NEXT ANNUAL GENERAL MEETING TO BE HELD IN 2006 AND
AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

PROPOSAL 3

In accordance with applicable Hong Kong law, our board of directors recommends that our shareholders consider and approve the audited consolidated financial statements for the fiscal year ending or as of December 31, 2004 together with the Reports of the Directors and the Auditors thereon.

Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ending December 31, 2004, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the Securities and Exchange Commission (SEC)’s website at www.sec.gov, starting from April 29, 2005. The Reports of the Directors and the Auditors can also be accessed through these websites starting from April 29, 2005.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote the annual general meeting will be required to approve this proposal 3.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AUDITED CONSOLIDATED
FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING OR AS OF DECEMBER 31, 2004 TOGETHER
WITH THE REPORTS OF THE DIRECTORS AND AUDITORS THEREON.

PROPOSAL 4

BOARD AUTHORIZATION TO ISSUE SHARES

Hong Kong law does not permit a Hong Kong company’s board of directors to issue shares of the company except with the approval of the shareholders. The shareholders may grant such power to the board of directors on an annual basis. According to item 9 of our amended and restated articles of association, at each annual general meeting of the company, holders of our ordinary shares shall consider and may authorize the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders.

If this proposal 4 is approved by the shareholders, our board of directors will have the power, during the next year, to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders. The approval of this proposal 4 will permit the board of directors, among other things, to raise additional capital for the company by issuing additional shares of the company at times and on terms as the board of directors may determine without seeking contemporaneous shareholder approval.

Since our board of directors may use this power to defend against an unsolicited takeover by a third party, potential buyers may be discouraged from seeking to acquire control of our company. For example, our board of directors may issue additional ordinary shares and preference shares which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our company, effectively preventing acquisitions that have not been approved by our board of directors. Hence, the approval of this proposal 4 may have the effect of depriving ordinary shareholders and ADS holders of an opportunity to sell their respective ordinary shares and ADSs at a premium over prevailing market prices.

Our board of directors recommends our shareholders to approve the following ordinary resolution:

“ORDINARY RESOLUTION

THAT the exercise by the board of directors of all the powers of the company (a) to allot, issue or deal with additional ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the relevant period, and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the relevant period, be and are hereby generally and unconditionally approved.

For purposes of this ordinary resolution, “relevant period” means the period from the passing of this ordinary resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the company;

(ii) the expiry of the period within which the next annual general meeting of the company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and

(iii) any revocation or variation of the authority given to the board of directors under these ordinary resolutions by an ordinary resolution of the company’s shareholders in an annual or extraordinary general meeting of the shareholders.”

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 4.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL
OF THE DISCRETIONARY EXERCISE BY
THE BOARD OF POWER TO ISSUE SHARES.

PROPOSAL 5

COMPANY NAME CHANGE IN CHINESE FROM “” to “”

Our company is registered in Hong Kong under both our English name “China Finance Online Co. Limited” and our Chinese name
“”. Our Chinese name is an imprecise translation of our English name. To avoid confusion going forward and to achieve greater consistency between our English and Chinese names, our board of directors recommends that our Chinese name be changed from “” to “”, a more precise translation of our English name. The English name of the Company shall remain unchanged.

Our board of directors recommends that our shareholders approve the following special resolution:

“SPECIAL RESOLUTION

THAT, the Chinese name of the company be changed to “” with effect from the date of issuance of the relevant certificate of incorporation on such change of name, but that the English name of the company shall remain unchanged.”

The affirmative vote of 75% or more of the holders of the shares present in person or represented by proxy and entitled to vote on this resolution at the annual general meeting will be required to approve this proposal 5.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
APPROVAL OF THE NAME CHANGE.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of April 14, 2005 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares, and

•	our current chief executive officer, president and chief financial officer and chief operating officer (referred to collectively as our executive officers), and our current directors as a group.

As of April 14, 2005, 99,329,933 shares of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission, or the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Shares beneficially owned
Name	Number	Percentage
5% OR MORE SHAREHOLDERS
IDG Technology Venture Investment, Inc. (1)	20,580,652	20.7%

IDG Technology Venture Investments, LP (2)	6,723,115	6.8%

Vertex Technology Fund (III) Ltd. (3)	14,481,319	14.6%

Tongma Network Co. Ltd. (4)	15,902,491	16.0%

Trafelet & Company, LLC (5)	6,967,000	7.01%

EXECUTIVE OFFICERS AND DIRECTORS
Jun Ning (6)	6,509,600	6.6%
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Sam Qian	*	*
Wu Bo	*	*

All current directors and executive officers as a group (7 persons)	7,589,600	7.6%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this proxy statement would beneficially own less than 1% of our ordinary shares.

(1) IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2) The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3) Vertex Technology Fund (III) Ltd is 100% owned by Vertex Venture Holdings Ltd. Vertex Venture Holdings Ltd is 100% owned by Ellensburg Holding Pte Ltd; and Ellensburg Holding Pte Ltd is 100% owned by Singapore Technologies Pte Ltd. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and as such, exercises voting and dispositive power over our shares held by Vertex Technology Fund (III) Ltd. The president of Vertex Management (II) Pte Ltd is Mui Hong Tan. Ms. Tan disclaims beneficial ownership of our shares held by Vertex Technology Fund (III) Ltd. The address of Vertex Technology Fund (III) Ltd. is 77 Science Park Drive, #02-15 Cintech III, Singapore Science Park, Singapore 118256.

(4) Includes (i) 8,951,458 ordinary shares held by Cast Technology, Inc.; and (ii) 6,951,033 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are wholly-owned subsidiaries of Tongma Network Co. Ltd. Jianping Lu and Ling Zhang hold 45% and 55%, respectively of Tongma Network Co. Ltd. The address of Tongma Network Co. Ltd. is 47 Yongan Road, Changping District Technology Park, Beijing 102200, China.

(5) Includes 6,967,000 ordinary shares held by Trafelet & Company, LLC as filed by it on Schedule 13G with the SEC on February 17, 2005.

(6) Includes 1,295,000 ordinary shares issuable upon exercise of options currently exercisable or vesting within 60 days of the date of this annual report and 5,214,600 ordinary shares owned by Mastery Corporate Limited. Jun Ning controls Mastery Corporate Limited.

Compensation Of Directors and Executive Officers

In 2004, we paid aggregate cash compensation of approximately $126,870 to our directors and executive officers as a group. In 2004, we granted to selected directors, officers, employees and individual consultants and advisors options to purchase an aggregate 5,688,488 ordinary shares under our 2004 Stock Incentive Plan, or the Plan. In February 2005, we granted additional options to purchase an aggregate of 4,353,000 ordinary shares to selected directors, officers, employees and individual consultants and advisors under the Plan. Unvested options to purchase 25,000 ordinary shares were returned to the pool of our ungranted options under the Plan upon resignation of two employees holding such options in December 2004. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination, except for change in control agreements we entered into with each of our chief executive officer, chief financial officer and chief operating officer.

Stock Option Plan

We adopted the 2004 Stock Incentive Plan, or the Plan, in January 2004. The Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible consultants and advisors. An aggregate of 5,688,488 ordinary shares were reserved for issuance under the Plan when we first adopted it in

January 2004. We amended the Plan in September 2004 to increase the total number of ordinary shares issuable under the Plan to 10,688,488 or 10.8% of our current issued and outstanding share capital.

We have issued options under the Plan to purchase a total of 10,016,488 ordinary shares to selected directors, officers, employees and individual consultants and advisors. We may in the future grant options to purchase up to an additional 672,000 ordinary shares under the Plan. The exercise price for the 5,368,488 stock options granted in January 2004 under the Plan is $0.16 per share, the exercise price for the 320,000 options granted in June 2004 is $1.04 per share and the exercise price for the 4,353,000 options granted in February 2005 is $1.314 per share. With the exception of the options granted to our directors and our executive officers, which vest over a period of one to four years, our options granted to employees generally vest over a period of three to five years. Together with options we granted under option agreements that were independent of the Plan, we have a total number of 10,194,988 options that were currently vested and exercisable for ordinary shares.

Options granted under the Plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Generally, to the extent an outstanding option granted under the Plan has not vested by the date the grantee’s employment or service with us terminates, the option will terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate the Plan at any time, provided, however, that our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the Plan will terminate in January 2014.

The table below sets forth the option grants made to our directors and executive officers pursuant to the Plan:

	Number of
	ordinary Shares to
	be issued upon	Exercise price per
	Exercise of options	ordinary share	Date of grant	Date of expiration
Jun Ning	1,295,000	$0.16	January 5, 2004	March 5, 2009
	430,000	$1.314	February 18, 2005	February 18, 2015
Bo Wu	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Hugo Shong	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Kheng Nam Lee	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Fansheng Guo	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Ling Wang	*	$0.16	January 5, 2004	March 5, 2009
	*	$1.04	June 15, 2004	March 5, 2009
	*	$1.314	February 18, 2005	February 18, 2015
Sam Qian	*	$1.314	February 18, 2005	February 18, 2015

*Upon exercise of all options currently exercisable or vesting within 60 days of the date of this proxy statement would beneficially own less than 1% of our ordinary shares.

Related Party Transaction

CFO Beijing/Fuhua arrangements

In order to comply with PRC regulations, we operate our online business in China through Fuhua, a company wholly owned by Wu Chen, a financial manager at International Data Group China, Ltd., a PRC company affiliated with IDG Technology Venture

Investment Inc., and IDG Technology Venture Investments, LP, two of our principal shareholders, and Jun Ning, our chairman and chief executive officer, who are both PRC citizens. We, through CFO Beijing, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Fuhua and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of services and certain shareholder rights and corporate governance matters.

Each of our contractual arrangements with Fuhua and its shareholders may only be amended with the approval of our audit committee or another independent body of our board of directors. The following is a summary of the material provisions of these agreements.

Leasing of equipment

Equipment Leasing Agreement, dated May 27, 2004, between CFO Beijing and Fuhua.

CFO Beijing leases to Fuhua equipment necessary for Fuhua’s operation and requested by Fuhua from time to time for a monthly lease payment calculated based on the actual value of the leased equipment. Without CFO Beijing’s written consent, Fuhua may not lease any equipment from any other parties. The term of the lease is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

Provision of services

Technical Support Agreement, dated May 27, 2004, between CFO Beijing and Fuhua.

CFO Beijing provides Fuhua with exclusive technical support services for the maintenance of Fuhua’s servers, networks and other equipment, software and systems. Fuhua pays a quarterly service fee to CFO Beijing which is based on the actual labor cost of CFO Beijing during the relevant period. In addition, Fuhua reimburses CFO Beijing for out of pocket costs CFO Beijing incurs in connection with providing the services under this agreement. The term of this agreement is ten years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

Amended and Restated Strategic Consulting Service Agreement, dated May 27, 2004, between CFO Beijing and Fuhua.

CFO Beijing provides Fuhua with strategic consulting and related services for Fuhua’s business, including (1) valuation of new products; (2) industry investigation and survey; (3) marketing and promotion strategies; and (4) other services relating to Fuhua’s business, including its online advertising business. The fee for these services will be calculated quarterly based on the actual time of services provided by CFO Beijing. The term of this agreement is 20 years, which will be automatically renewed for another one year term upon the expiration of each term unless CFO Beijing notifies Fuhua of its intention not to renew 30 days before the relevant term expires.

Domain Name Licensing Agreement, dated May 27, 2004, between CFO Beijing and Fuhua.

CFO Beijing has granted to Fuhua a non-exclusive license to use its domain name www.jrj.com.cn. Without CFO Beijing’s consent, Fuhua cannot transfer, pledge or sublicense its interest in the domain name. CFO Beijing reserves the right to either use the domain name by itself or license the domain name to other parties. Fuhua will not pay a separate licensing fee to CFO Beijing for such license but will bear CFO Beijing’s costs relating to registration and maintenance of the domain name. The term of the license equals the term of the Amended and Restated Strategic Consulting Service Agreement between CFO Beijing and Fuhua. Before the terms expires, CFO Beijing may unilaterally terminate the license by delivering a written notice to Fuhua.

Domain Name Licensing Agreement, dated March 20, 2005, among CFO Beijing, Fuhua and us.

We have granted to Fuhua a non-exclusive license to use our domain name www.jrj.com. Without our consent, Fuhua cannot sublicense the domain name to any third party. We reserve the right to use the domain name by ourselves, but are not permitted to transfer or license the domain name. In consideration of the Amended and Restated Strategic Consulting Service Agreement between CFO Beijing and Fuhua, Fuhua will not pay a separate licensing fee to us for such license but will bear our costs relating to registration and maintenance of the domain name. CFO Beijing will act as the administrator for the domain name licensed to Fuhua. The term of the license equals the term of the Amended and Restated Strategic Consulting Service Agreement between CFO Beijing and Fuhua.

Loans to Jun Ning and Wu Chen

We entered into a loan agreement with each of Jun Ning and Wu Chen, the shareholders of Fuhua, on May 27, 2004 to extend each of Jun Ning and Wu Chen a loan with the amount of $163,000 and $199,000, respectively, for the sole purpose of investing in Fuhua as Fuhua’s registered capital. The initial term of these loans in each case is 10 years which may be extended upon the parties’ agreement. Jun Ning and Wu Chen can only repay the loans by transferring all of their interest in Fuhua to us or a third party designated by us. When Jun Ning and Wu Chen transfer their interest in Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Jun Ning and Wu Chen to us. While Hong Kong law limits the maximum interest payment chargeable under a loan to 60% of the outstanding principal amount per annum, this limitation would only be relevant if, at the time of a future transfer to us of the interests in Fuhua held by Jun Ning and Wu Chen, the actual value of Fuhua were to have increased at an average annual rate greater than 60%. Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. In addition, we do not expect Fuhua to continue to provide advertising related services once CFO Beijing is permitted under PRC law to engage in these advertising related services directly, which may be as soon as 2006 according to recent PRC government announcements related to China’s World Trade Organization compliance schedule. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of Fuhua if and when they are permitted to transfer their interests in Fuhua to us.

In May 2004, we repaid $60,000 to Jun Ning and Wu Chen for funds advanced by Jun Ning and Wu Chen, on our behalf, to capitalize Fuhua when Fuhua was initially incorporated in December 2000.

Loans to CFO Beijing and Fortune Software

In March 2005, we received approval from PRC government authorities to make additional capital contributions of $9 million and $11.5 million to CFO Beijing and Fortune Software, respectively. In April 2005, we received further approval from PRC government authorities to make shareholder loans of $16.8 million and $18.0 million to CFO Beijing and Fortune Software, respectively. We are making these additional capital contributions and shareholder loans solely for purposes of capitalizing CFO Beijing and Fortune Software. We intend to apply net proceeds of our initial public offering in October 2004 to fund these additional capital contributions and shareholder loans, and to use these additional capital to fund the operations of CFO Beijing and Fortune Software.

Shareholder rights and corporate governance

Transfer of ownership when permitted by law

Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and Fuhua on May 27, 2004, Jun Ning and Wu Chen jointly granted us an exclusive option to purchase all of their equity interest in Fuhua, and Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law, or (2) to the extent permitted by law, with respect to Jun Ning’s or Wu Chen’s individual interest, as the case may be, when Jun Ning ceases to be a director or employee of Fuhua, Wu Chen ceases to be affiliated with IDG Technology Venture Investment, Inc. or IDG Technology Venture Investments, LP or neither entity continues to be our shareholder, or either Jun Ning or Wu Chen desires to transfer his equity interest in Fuhua to a third party. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.

The exercise price of the option will equal the total principal amount of the loans lent by us to Jun Ning and Wu Chen under the loan agreements dated May 27, 2004 between us and Jun Ning and Wu Chen, respectively, or the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount of the loans lent by us to Jun Ning and Wu Chen. We may choose to pay the purchase price payable to Jun Ning and Wu Chen by canceling our loans to Jun Ning and Wu Chen.

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of Fuhua’s shares or assets, Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on Fuhua’s assets, liabilities, operations, equity or other legal interests unless such transaction relates to the daily operation of Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner, and Jun Ning and Wu Chen may not cause Fuhua to amend its articles of association to the extent such amendment may have a material effect on Fuhua’s assets, liabilities, operations, equity or other legal interests except for pro rata increases of registered capital required by law.

Voting arrangement

Pursuant to two proxies executed and delivered by Jun Ning and Wu Chen to Ling Hai Ma and Jian Feng, respectively, each an employee of CFO Beijing, on May 27, 2004, Jun Ning and Wu Chen have granted Ling Hai Ma and Jian Feng the power to exercise all their voting rights as shareholders of Fuhua, including the right to appoint directors, the general manager and other senior managers of Fuhua. The term of the proxies is 20 years which will be automatically renewed for another one year term upon the expiration of each term unless we notify Jun Ning and Wu Chen of our intention not to renew 30 days before the relevant term expires. Under the purchase option agreement, Jun Ning and Wu Chen have agreed that (1) they will only revoke the proxies granted to Ling Hai Ma and Jian Feng when either Ling Hai Ma or Jian Feng ceases to be an employee of CFO Beijing or we deliver a written notice to Jun Ning and Wu Chen requesting such revocation, and (2) they, or either of them, as the case may be, will execute and deliver another proxy in the same format as the one dated May 27, 2004 to any other individuals as instructed by us.

Share Pledge Agreement

Pursuant to a share pledge agreement, dated May 27, 2004, Jun Ning and Wu Chen have pledged all of their equity interest in Fuhua to CFO Beijing to secure the payment obligations of Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and Fuhua. Under this agreement, Jun Ning and Wu Chen have agreed not to transfer, assign, pledge or in any other manner dispose of their interests in Fuhua or create any other encumbrance on their interest in Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except the transfer of their interest in Fuhua to us or the third party assignee designated by us according to the purchase option agreement.

Financing support

Pursuant to the purchase option agreement, we have agreed to provide or designate one of our affiliates to provide financing to Fuhua in a way permitted by relevant laws in case Fuhua needs such financing. If Fuhua is unable to repay the financing due to its losses, we agree to waive or cause other relevant parties to waive all recourse against Fuhua with respect to the financing.

Indemnifications

Pursuant to the purchase option agreement, CFO Beijing has agreed to provide necessary support to and to indemnify Jun Ning and Wu Chen to the extent that they are subject to any legal or economic liabilities as a result of performing their obligations pursuant to their agreements with us or CFO Beijing.

Other related party transactions

Shareholders Agreement

Our investors under the shareholders agreement are IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd. Investors to the shareholders agreement or their permitted assignees that hold at least 15% of our registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least $1 million and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than two such registration in any twelve month period.

Moreover, investors to our shareholders agreement may, at any time six months after the closing of our initial public offering on October 20, 2004, request us to effect a registration of all or a part of the registrable securities on a form other than Form F-3 for a public offering of at least 25% of the registrable securities. We are not obligated to effect more than two such registrations.

Holders of registrable securities are also entitled to “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.

Registrable securities are ordinary shares not previously sold to the public and issued or issuable to IDG Technology Venture Investment, Inc. and Vertex Technology Fund (III) Ltd., who are holders of our preference shares, including (1) ordinary shares issued upon conversion of our preferred shares, (2) ordinary shares issued or issuable upon exercise of their options or warrants to purchase ordinary shares, and (3) ordinary shares issued pursuant to stock splits, stock dividends and similar distributions to holders of our preference shares. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.

If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights may not be reduced to less than 10% of the aggregate securities included in such offering without the consent of a majority of the holders of registrable securities who have requested their shares to be included in the registration and underwriting. We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, and unlimited Form F-3 and piggyback registrations. The foregoing demand, Form F-3 and piggyback registration rights will terminate, with respect to any holder of registrable securities, on the earliest of:

•	the fifth anniversary of the consummation of our initial public offering;

•	upon such holder holding less than 1% of our outstanding ordinary shares after our initial public offering; and

•	upon such holder becoming eligible to sell all of such holder’s registrable securities pursuant to Rule 144 under the Securities Act within any three-month period without volume limitations, under Rule 144(k), or under any comparable securities law of a jurisdiction other than the United States for sale of registrable securities in such jurisdiction.

COMPENSATION COMMITTEE REPORT

The purpose of the Compensation Committee is to discharge the responsibilities of the board of directors of the Company relating to compensation of the Company’s executive officers and directors. The Company’s compensation policies are designed to allow the Company to recruit and retain superior talent and create a significant direct relationship between pay and benefit levels, and performance. Compensation payable to the Company’s executives should provide overall competitive pay and benefit levels, create proper incentives to enhance the value of the Company, and reward superior performance.

Our executive compensation is intended to be consistent with leading companies in the internet and telecommunications industries in China while being contingent upon achievement of near-term and long-term corporate objectives. For the calendar year 2004, the principal measures the Compensation Committee looked to in evaluating the Company’s progress toward these objectives were growth in revenue and net profits.

Executive compensation is based on three components, each of which is intended to serve the overall compensation philosophy.

Base Salary

The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the Compensation Committee deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the Compensation Committee considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The Compensation Committee also considers companies outside the industry which may compete with us in recruiting executive talent.

Annual Incentive Compensation

Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the Company’s achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals.

Long-Term Compensation

The Compensation Committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or stock subscription arrangements include the individual’s position in the Company, his or her performance and responsibilities, and internal comparability considerations.

In January 2004, the Company adopted the 2004 stock incentive plan, or the Plan, which allowed the Company to offer a variety of incentive awards to employees, directors, officers and other eligible persons of the Company. Options to purchase up to 10,688,488 ordinary shares are authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value as determined by the board of directors and expire over a period of five to ten years from the date of grant and generally vest over a period of three to five years.

Prior to 2004 the Company did not grant stock options to employees, consultants or external service providers.

In January 2004, the Company granted stock options to purchase up to 5,278,488 ordinary shares under the Plan to directors, officers and employees at an exercise price of $0.16 per share. In June 2004, the Company granted stock options to purchase up to 320,000 ordinary shares under the Plan to directors at an exercise price of $1.04 per share. In February 2005, the Company granted stock options to purchase up to 4,353,000 ordinary shares under the Plan to selected directors, officers, employees and individual consultants and advisors at an exercise price of $1.314 per share.

Compensation of the chief executive officer

The compensation of the chief executive officer is reviewed annually on the same basis as discussed above for all executive officers. Our current chief executive officer, Mr. Jun Ning, who assumed this position in January 1, 2000, received a base salary of $70,561 for 2004. In determining his base salary, the Compensation Committee compared the base salaries of chief executive officers at other companies of similar size in China. His salary was also established in part by evaluating the Company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.

As in the case for all executive officers, the Company believes that stock ownership by the Company’s chief executive officer is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. In February 2005, the Company granted stock options to purchase up to 430,000 ordinary shares under the Plan to Mr. Ning at an exercise price of $1.314 per share. Together with prior option grants and share issuances, Mr. Ning beneficially holds or controls approximately 6.6% of the Company’s total issued and outstanding share capital.

The Compensation Committee

Ling Wang
Fansheng Guo

AUDIT COMMITTEE REPORT

The Audit Committee is responsible for assisting the Company’s board of directors in overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, including the appointment, compensation and oversight of the work of our independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including, without limitation, the systems of internal controls. The Company’s independent auditors are responsible for expressing an opinion on the conformity of its audited financial statements with generally accepted accounting principles. We appointed Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditors for 2004 after reviewing that firm’s performance and independence from management. We have recommended that Deloitte Touche Tohmatsu CPA Ltd. be reappointed as the Company’s independent auditors for fiscal year 2005 at the shareholders meeting scheduled on June 12, 2005.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2004 annual report on Form 20-F. We reviewed with the Company’s independent auditors their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent auditors their independence from management and the Company and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1.

In addition, we discussed with the Company’s independent auditors the overall scope and plans for its audit. We met with the independent auditors, with and without management present, to discuss the results of its examination, their evaluations of the Company’s internal controls, and the overall quality of financial reporting. We obtained and reviewed a formal written statement from the independent auditors describing: (a) the independent auditors’ internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company (to assess the independent auditors’ independence), including each non-audit service provided to the Company and at least the matters set forth in Independence Standards Board Standard No. 1.

In reliance upon the reviews and discussions referred to above, we recommended to the board of directors, and the board of directors approved, the inclusion of the audited financial statements in the annual report on Form 20-F for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

The Audit Committee

Kheng Nam Lee
Ling Wang
Fansheng Guo

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by Deloitte Touche Tohmatsu CPA Ltd. before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to the Company by the independent auditor must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT AUDITORS

The following table summarizes the fees charged by Deloitte Touche Tohmatsu CPA Ltd., our independent auditors, for certain services rendered to the Company during 2003 and 2004.

	For the year ended December 31,
	2003	2004
	(in thousands of U.S. dollars)
Audit fees (1)	$18.1	$47.5
Audit-related fees (2)	—	$300

Total	$18.1	$347.5

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by Deloitte Touche Tohmatsu CPA Ltd. for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by Deloitte Touche Tohmatsu CPA Ltd. that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve issue of comfort letters and rendering of listing advice, and other audit-related services for the year ended December 31, 2004.”

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

(1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to our offices located at Room 610B, 6/F Ping’an Mansion, No. 23 Financial Street, Xicheng District, Beijing, 100032, China.

(2)	Our president and chief financial officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized our president and chief financial officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, our president and chief financial officer will not screen communications sent to directors.

(3)	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the president and chief financial officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Jun Ning
Chairman of the Board of Directors and
Chief Executive Officer

Dated: April 29, 2005